

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

April 2, 2013

<u>Via E-Mail</u>
Mr. Douglas P. Zolla
President
Top to Bottom Pressure Washing, Inc.
6371 Business Boulevard, Suite 200
Sarasota, FL 34240

> **Re: Top to Bottom Pressure Washing, Inc.**
> **Amendment 5 to Registration Statement on Form S-1**
> **Filed March 20, 2013**
> **File No. 333-185174**

Dear Mr. Zolla:

   We reviewed the above-captioned filing and have the following comments.

<u>General</u>

1. Refer to comment two in our letter dated February 26, 2013. The provisions of Rule 419 apply to both primary and secondary offerings of securities. Please revise the disclosure throughout the registration statement to comply with the requirements of Rule 419, including the escrowing provisions contained in Rule 419(b).

2. Refer to comment three in our letter dated February 26, 2013. Please file the executed escrow or trust agreement as an exhibit to the registration statement. <u>See</u> Rule 419(b)(4).

3. Refer to comment four in our letter dated February 26, 2013. Please provide the disclosure required by Rule 419(c).

<u>Directors and Executive Officers, page I-17</u>

4. Disclosure in footnote 1 to the table that Mr. Michael J. Daniels is secretary, treasurer, and chairman of the board of directors of Quality WallBeds, Inc. is inconsistent with disclosure in Mr. Daniels' biographical paragraph that he "stepped down from his officer and director positions" at Quality WallBeds, Inc. Please reconcile the disclosures.

Exhibit 23

5. Your consent makes reference to amendment 1 rather than amendment 5. Please amend your filing to provide a consent that makes reference to the correct amendment number.

You may contact Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief